UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                      (Amendment No. 1 -- Final Amendment)*

                    Under the Securities Exchange Act of 1934

                       Inverness Medical Technology, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    461268104
                                 (CUSIP Number)

                                  Lance Kravitz
                                   Perry Corp.
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 583-4000
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 21, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 461268104               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Perry Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            NONE
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 461268104               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. Perry
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            NONE
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 461268104               SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Perry Partners International, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            NONE
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 461268104

ITEM 1. SECURITY AND ISSUER:

            This Amendment No. 1 to Schedule 13D relates to the shares of common stock, $0.001 par value per share (the "Shares"), of Inverness Medical Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453. This Amendment No. 1 amends the initial statement on
Schedule 13D filed jointly by Perry Corp. and Richard C. Perry to report their indirect beneficial ownership of more than 5% of the Shares as of September 17, 2001.

            On November 21, 2001, Johnson & Johnson consummated its acquisition of the Issuer in a stock-for-stock exchange (the "Merger"). Pursuant to the Merger, Perry Corp. caused the private investment funds it manages to tender all of the Shares held by such funds. This Amendment No. 1 is being filed to report that, as a result of the Merger, the number of Shares that Perry Corp. and Richard C. Perry may be deemed to indirectly beneficially own has decreased to under five percent.

ITEM 2. IDENTITY AND BACKGROUND:

            This Amendment No. 1 is filed on behalf of Perry Corp., a New York corporation, Richard C. Perry, an American citizen, and Perry Partners International, Inc., a British Virgin Islands corporation. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. Perry Partners International, Inc. is a private investment fund managed by Perry Corp. The address of Perry Corp.'s and Richard
C. Perry's principal business and principal office is 599 Lexington Avenue, New York, NY 10022. The address of Perry Partners International Inc.'s principal business and principal office is c/o CITCO Fund Services (Cayman Islands) LTD, Corporate Center, West Bay Rd., P.O. Box 31106 SMB, Grand Cayman, Cayman Islands. A joint filing agreement of Perry Corp., Richard C. Perry, and Perry Partners International, Inc. is attached hereto as Exhibit A.

            The names, citizenship, business addresses and principal occupations of each of the executive officers of Perry Corp. and the directors of Perry Partners International, Inc. respectively (other than Richard C. Perry) are set forth in Schedule B, which is incorporated herein by reference.

            During the last five years, neither Perry Corp., Richard C. Perry, Perry Partners International, Inc., nor any of the persons listed in Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 461268104

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The Shares acquired before the Merger were acquired by the two or more private investment funds (including Perry Partners International, Inc.) for which Perry Corp. acts a general partner and/or investment adviser. The source of funds for such purchases was the working capital of such investment funds.

ITEM 4. PURPOSE OF TRANSACTION:

            The Merger was consummated on November 21, 2001. Pursuant to the Merger, Perry Corp. caused the private investment funds it manages to tender all of the Shares held by such funds. Following the Merger, Johnson & Johnson holds all outstanding shares of common stock of the Issuer, and Perry Corp., Richard
C. Perry, and Perry Partners International Inc. beneficially own zero Shares.

            Before the Merger and the exchange of shares on November 21, 2001,
(i) Perry Corp. and Richard C. Perry may have been deemed to be the indirect beneficial owners of 3,280,064 Shares, which Shares constituted 10.1% of the Issuer's Shares based upon the 32,629,243 outstanding Shares reported by the Issuer on its 10-Q filed on November 14, 2001, and Perry Partners International, Inc. may have been deemed to be the direct beneficial owner of 1,770,694 Shares, which Shares constituted 5.4% of the Issuer's Shares. These Shares were acquired for investment and proprietary trading purposes in the ordinary course of business by two or more private investment funds (including Perry Partners International, Inc.) managed by Perry Corp. and were not acquired with the purpose or effect of changing or influencing control of the Issuer. Some of the Shares were acquired as part of the risk arbitrage activities of the investment funds (including Perry Partners International, Inc.) managed by Perry Corp. As the primary goal of Perry Corp. was to maximize the value of its investment, additional transactions in the Shares were dependent on various factors, including, without limitation, the price of the Shares, stock market conditions, and business prospects of the Issuer. Except as otherwise described herein, none of Perry Corp., Richard C. Perry, Perry Partners International, Inc., or the persons listed on Schedule B have any further plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) As of November 21, 2001, and thereafter, Perry Corp., Richard C. Perry and Perry Partners International Inc. are each the beneficial owner of 0 Shares. Before the Merger and the exchange of the Issuer's Shares pursuant to the Merger, Perry Corp. and Perry Partners International, Inc., one of the private investment funds for which Perry Corp. acts as an investment adviser, engaged in a number of transactions in the Issuer's Shares which may have triggered the filing of an Amendment to Schedule 13D. All purchases and sales of Shares since September 17, 2001, the date of the event which triggered Perry Corp.'s initial Schedule 13D filing, are set forth on Schedule A.

            (c) Schedule A attached hereto lists all transactions in the Issuer's common stock since September 17, 2001, the date of the event which triggered Perry Corp.'s initial Schedule

CUSIP NO. 461268104

13D filing. This list includes all transactions in the 60 days prior to the date of the event which required the filing of this Amendment No. 1 and any other transactions which may have triggered the filing of an earlier amendment to the
Schedule 13D.

            (d) The limited partners of (or investors in) each of two or more private investment funds (including Perry Partners International, Inc.) for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares which were held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

            (e) On November 21, 2001, Perry Corp., Richard C. Perry, and Perry Partners International, Inc. ceased to be the beneficial owners of more than five percent of the Issuer's common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            Except for the arrangements described in Item 5(d) above, to the best knowledge of Perry Corp. and Perry Partners International, Inc., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A -- Agreement between Perry Corp., Richard C. Perry, and Perry
                   Partners International, Inc. to file this statement jointly on behalf of each of them.

      Schedule A -- List of purchases and sales of the Issuer's common stock by the private investment funds (including Perry Partners International, Inc.) managed by Perry Corp. since September 17, 2001.

      Schedule B -- Executive Officers of Perry Corp. and Directors of Perry
                    Partners International Inc., respectively (other than Richard C. Perry).

CUSIP NO. 461268104

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PERRY CORP.

Dated: December 5, 2001
       New York, New York               By:    /s/ Richard C. Perry
                                            ------------------------------------
                                            Name:  Richard C. Perry
                                            Title: President

Dated: December 5, 2001
       New York, New York                      /s/ Richard C. Perry
                                        ----------------------------------------
                                               Richard C. Perry


                                        PERRY PARTNERS INTERNATIONAL, INC.
                                        By Perry Corp., its Investment Manager

Dated: December 5, 2001
       New York, New York               By:    /s/ Richard C. Perry
                                            ------------------------------------
                                            Name:  Richard C. Perry
                                            Title: President

                                                                      SCHEDULE A

CUSIP NO. 461268104

      All of the transactions in the Shares set forth below were made by the private investment funds (including Perry Partners International, Inc.) for which Perry Corp. acts as a general partner and/or investment adviser. All were open market transactions.

Date of Transaction               Number of Shares               Price Per Share
--------------------------------------------------------------------------------

      9/18/01                          78,000                        $37.001
      9/19/01                         100,000                        $36.776
      9/20/01                          75,000                        $36.250
      9/21/01                         100,000                        $35.748
      9/24/01                           2,000                        $36.270
      9/26/01                          75,000                        $36.865
      9/27/01                          33,800                        $36.998
      9/28/01                          75,000                        $36.981
     10/01/01                          25,000                        $36.960
     10/02/01                         100,400                        $36.997
     10/03/01                          25,000                        $37.250
     10/19/01                           4,400                        $37.450
     10/29/01                           9,900                        $38.023
     10/30/01                             800                        $38.030
     10/31/01                          10,000                        $38.050
     11/01/01                          12,400                        $38.011
     11/05/01                          32,600                        $38.299
     11/07/01                          42,400                        $38.330
     11/08/01                          42,100                        $38.238
     11/09/01                          75,400                        $38.436
     11/12/01                           1,000                        $38.390
     11/13/01                            -300                        $38.677
     11/14/01                             200                        $38.700
     11/14/01                          -1,000                        $38.800
     11/15/01                           3,300                        $38.919
     11/15/01                         -12,800                        $38.959
     11/16/01                           2,400                        $38.750
     11/16/01                          48,900                        $38.870
     11/16/01                          -2,500                        $38.818
     11/19/01                          36,200                        $38.979
     11/19/01                          -6,200                        $35.905
     11/20/01                          21,200                        $39.244
     11/21/01                           9,300                        $39.695
     11/21/01                          -9,300                        $39.557
     11/21/01                         400,000                        $39.250
     11/21/01                          10,000                        $39.610

                                                                      SCHEDULE B

CUSIP NO. 461268104

         Executive Officers of Perry Corp. (other than Richard C. Perry)

Name & Principal Occupation       Citizenship  Business Address
---------------------------       -----------  ----------------

Randall Borkenstein,              USA          c/o Perry Corp.
Secretary of Perry Corp.                       599 Lexington Avenue
                                               36th Floor
                                               New York, NY 10022

William J. Vernon,                USA          c/o Perry Corp.
Chief Financial Officer of Perry               599 Lexington Avenue
Corp.                                          36th Floor
                                               New York, NY 10022

  Directors of Perry Partners International, Inc. (other than Richard C. Perry)

                                               Principal Occupation & Business
Name & Title                      Citizenship  Address
------------                      -----------  -------------------------------

Niels Heck,                       Dutch        Managing Director of CITCO
Director of Perry Partners                     Fund Services (Cayman Islands)
International, Inc.                            LTD
                                               Corporate Center, West Bay Rd.
                                               P.O. Box 31106 SMB
                                               Grand Cayman, Cayman Islands

Patrick Agemian,                  Canadian     Assistant Managing Directors of
Director of Perry Partners                     CITCO Fund Services (Cayman
International, Inc.                            Islands) LTD
                                               Corporate Center, West Bay Rd.
                                               P.O. Box 31106 SMB
                                               Grand Cayman, Cayman Islands

                                                                       EXHIBIT A

CUSIP NO. 461268104

                                    AGREEMENT

                 JOINT FILING OF AMENDMENT NO. 1 TO SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities Amendment No. 1 to the Schedule 13D filed by Perry Corp. and Richard C. Perry on November 29, 2001 and any future amendments thereto reporting each of the undersigned's ownership of securities of Inverness Medical Technology, Inc. and hereby affirm that such Amendment No. 1 is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                        PERRY CORP.

Dated: December 5, 2001
       New York, New York               By:    /s/ Richard C. Perry
                                            ------------------------------------
                                            Name:  Richard C. Perry
                                            Title: President

Dated: December 5, 2001
       New York, New York                      /s/ Richard C. Perry
                                        ----------------------------------------
                                               Richard C. Perry


                                        PERRY PARTNERS INTERNATIONAL, INC.
                                        By Perry Corp., its Investment Manager

Dated: December 5, 2001
       New York, New York               By:    /s/ Richard C. Perry
                                            ------------------------------------
                                            Name:  Richard C. Perry
                                            Title: President